ZI CORPORATION IN DISCUSSIONS ON CORNERSTONE TRANSACTION

Global Consumer Electronics Leader Signs Letter of Intent for Multi-Million Dollar Contracts and Strategic Investment in Zi

CALGARY, AB, August 21, 2008 – Zi Corporation (NASDAQ: ZICA) (TSX: ZIC) (the "Company" or "Zi"), a leading innovator of mobile discovery and advertising solutions, today announced that it is party to a non-binding letter of intent with a leading global consumer electronics corporation (the "Strategic Partner"). Zi and the Strategic Partner are in advanced stages of negotiations on the terms of a strategic transaction. If consummated, this transaction would result in an equity investment by the Strategic Partner in Zi at a share price that would be at a premium to the proposal by Nuance Communications, Inc. ("Nuance") dated August 14, 2008 (the "Nuance Proposal") and, in addition, would result in contracts that would generate significant multi-million dollar annual revenues for Zi. Although there can be no assurance that the transaction will successfully close, Zi has issued this announcement, with the consent of the Strategic Partner, in order to ensure that Zi’s shareholders are aware of the alternative opportunities available to Zi in the face of the recent Nuance Proposal. The Board of Directors of Zi had previously announced that it declined to enter into negotiations with Nuance in respect of its proposal, citing that the Nuance Proposal did not give full value to Zi and its shareholders.

Commenting on the proposed transaction, Milos Djokovic, President and Chief Executive Officer of Zi, stated, "With the work and progress we have made in the past two years, we believe Zi is emerging as the market leader in usability and discovery technologies. We believe our product offerings are winning in the market place, and we are gaining traction and momentum with leading OEMs and carriers that are global in scope and scale. We believe there is significant value in Zi’s product suite that is not reflected in its current share price. This is a cornerstone transaction that would materially and beneficially impact the Company. The equity investment would bolster Zi’s working capital and the multi-million dollar contracts would ensure a healthy revenue flow. Today’s announcement is one of many indications of the value of Zi and the superior alternatives available to the Company when compared to the Nuance Proposal."

Djokovic continued, "Due to certain confidentiality and exclusivity terms agreed to with the Strategic Partner, which terms predate the Nuance Proposal, we have been, and remain limited in our capacity to provide further disclosure on this proposed transaction. Zi’s board of directors and management remain committed to maximizing shareholder value."

About Zi Corporation

Zi Corporation is a leading provider of discovery and usability solutions for Mobile Search, Input and Advertising. Zi Corporation’s suite of award-winning products offers innovative ways for mobile operators to showcase new services and content to their subscribers, while encouraging users to get the most out of their communication devices. Increased device usage can help mobile operators drive additional revenues and lead to improved customer retention.

Zi products are featured on more than 1,000 handset models and implemented across most technology platforms in the market today.

Zi is a software company committed exclusively to evolving its innovative product family in support of its licensees worldwide. A publicly traded company, Zi Corporation is currently listed on NASDAQ (ZICA) and the Toronto Stock Exchange (ZIC). For more information, please visit www.zicorp.com

Safe Harbor Statement:

This release may be deemed to contain forward-looking statements under applicable securities laws. These forward-looking statements include, among other things, statements regarding the entry into and timing of definitive agreements with the Strategic Partner and the terms and impact of such definitive agreements including such contracts generating significant revenues. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including, but not limited to: the ability of the parties to reach terms acceptable to the them, if at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the letter of intent and the negotiations thereunder; the inability to complete the transactions due to the failure to satisfy the conditions to the proposed transactions and the receipt of required regulatory approvals; legislative, regulatory or economic developments and other factors listed in Zi Corporation's filings with the U.S. Securities and Exchange Commission on EDGAR and with Canadian securities regulator authorities on SEDAR. Zi can give no assurance that any of the transactions related to the letter of intent will be completed or that the conditions to the letter of intent and the transactions contemplated thereunder will be satisfied. In making its forward- looking statements Zi used, among other things, the following material factors or assumptions to develop forward-looking information enumerated above: projections of future operations, ongoing and future business negotiations, timing of product developments and capital expenditures. Zi believes that the expectations reflected in this press release are reasonable, but actual results may be affected by a variety of variables and may be materially different from the results or events in the forward looking statements. Except as required by applicable securities law, Zi undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise. Except as required by applicable law, Zi is not responsible for updating the information contained in this communication beyond the published date, or for changes made to this communication by wire services or Internet service providers.

Zi™, eZiType™, eZiText™, Decuma and Qix™ are trademarks of Zi and/or its subsidiaries. All other trademarks are the property of their respective owners.

For more information:

Cameron & Associates	Zi Corporation	Zi Corporation
Al Palombo	Milos Djokovic, CEO	Blair Mullin, CFO
212-554-5488	403-233-8875	403-233-8875
al@cameronassoc.com	milos@zicorp.com	bmullin@zicorp.com